

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

<u>Via Fax</u>
Glen C. Warren, Jr.
President and Chief Financial Officer
Antero Resources Finance Corporation
1625 17th Street
Denver, CO 80202

> **Re: Antero Resources Finance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **Response Letter Dated January 13, 2012**
> **File No. 333-164876**

Dear Mr. Warren:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your response to prior comment 1 from our letter dated December 30, 2011, you acknowledge that Antero Resources LLC is the proper registrant to file periodic reports. In this regard, you propose to begin treating Antero Resources LLC as the reporting entity on a prospective basis. However, Antero Resources LLC's reporting obligations were triggered when the registration statement on Form S-4 (File No. 333-164876) was declared effective on June 14, 2010. Please file on behalf of Antero Resources LLC all reports that were filed by Antero Resources Finance Corporation since that date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jennifer O'Brien at (202) 551-3721 or Shannon Buskirk at (202) 551-3717 if you have questions regarding the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        W. Matthew Strock
        Vinson & Elkins L.L.P.